UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 35 300 186 133

MINUTES OF THE 97th BOARD OF DIRECTORS’ MEETING
HELD ON MAY 17, 2007

1. DATE, TIME AND PLACE: On May 16, 2007, at 2 pm, the meeting was held through conference call, pursuant to Paragraph 1 of Article 18 of CPFL Energia S.A.’s Bylaws (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 1402, in the city and state of São Paulo.

2. CALL: the meeting was called pursuant to Paragraphs 3, 5 and 7 of Article 18 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors attended the meeting.

4. PRESIDING BOARD: Chairman – Mr. Luiz Aníbal de Lima Fernandes; and Secretary - Ms. Gisélia Silva.

5. AGENDA: To examine, discuss and vote on the following proposals of the Board of Executive Officers, pursuant to the Board of Executive Officers’ Resolution no. 2007036, as of May 2, 2007: (i) issuance, for public distribution, of up to forty (40) promissory notes, in one single series, totaling, on the issuance date, the amount of up to four hundred and fifty million reais (R$450,000,000.00); (ii) hiring of one or more financial institutions authorized to operate in the capital market to structure a possible operation of public distribution of securities by the Company; and (iii) transferring of funds, by the Company, to the Subsidiary Perácio Participações S.A. (“Perácio”) as Advance for Future Capital Increase (“AFCI”).

CPFL ENERGIA S.A.

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 35 300 186 133

6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

After the preliminary clarifications, the Board of Directors informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be calculated in compliance with items 5.1 and 7.1 of the Shareholders’ Agreement filed at the Company, as of March 22, 2002, as amended on August 27, 2002 and on November 5, 2003.

After examining and debating the matters in the Agenda, the Board Members resolved, by unanimous vote:

(i) TO APPROVE, pursuant to item (i) of Article 18 of the Company’s Bylaws, the 4th Issuance of the Company’s promissory notes, in a single series (the “4th Issuance” and the “Promissory Notes”), which shall have the following characteristics and conditions: (a) Total Amount of the Issuance: the 4th issuance’s total amount shall be up to four hundred and fifty million reais (R$450,000,000.00); (b) Number of Series: the 4th Issuance shall be carried out in one single series; (c) Number of Notes: up to forty (40) Promissory Notes shall be issued; (d) Unit Face Value: the Promissory Notes shall have a unit face value of eleven million, two hundred fifty thousand reais (R$11,250,000.00), on the date of its respective issuance (“Unit Face Value”); (e) Manner: the Promissory Notes shall be issued physically and shall be deposited at an institution authorized to provide custody services, to be hired by the Company’s Board of Executive Officers; (f) Allocation of Funds: the funds raised through the public distribution of Promissory Notes shall be used by the Company for the direct or indirect acquisition of the shares issued by CMS Energy Brasil S.A.; (g) Constitution of Guarantee: the Promissory Notes shall not have a guarantee; (h) Duration and Maturity: the Promissory Notes shall be issued on the date of their actual subscription and payment (“Date of Issuance”) and shall have a duration of one hundred eighty (180)

CPFL ENERGIA S.A.

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 35 300 186 133

days, after which the Company shall undertake to proceed to the redemption of the outstanding Promissory Notes, carrying out the payment of the Unit Face Value plus the Remuneration; (i) Place of Payment: The payments referring to the Promissory Notes shall be carried out in compliance with CETIP - Custody and Settlement (“CETIP”), for the Promissory Notes registered at the Promissory Note System operated by CETIP, or, for the holders of Promissory Notes who are not linked to said system, at the Company’s headquarters; (j) Redemption: The Promissory Notes may be redeemed in advance by the Company at any time after the thirtieth day counting from the Date of Issuance of Promissory Notes, upon resolution by the Board of Directors. The full or partial advanced redemption shall be effected by the Unit Face Value of the Promissory Notes plus the Remuneration, calculated pro rata tempore from the Date of Issuance up to the date of the actual redemption. In the event of resolution for the partial advanced redemption, the lot drawing criterion shall be adopted pursuant to Article 55, paragraph 1, of Law 6,404, as of December 15, 1976, and further amendments (“Brazilian Corporation Law”); (k) Remuneration: compensatory interest shall incur on the Promissory Notes’ Unit Face Value, at the rate of one hundred one and ninety hundredths percent (101.90%) of the average daily rate of interbank deposits denominated "Extra Group Interbank Deposit Overnight Rate", expressed yearly in percentage form, based on two hundred fifty-two (252) business days, calculated and disclosed daily by CETIP via the daily bulletin available on its Internet page (http://www.cetip.com.br) (respectively, "DI Rate" e “Remuneration"). Remuneration shall be calculated on an exponential and cumulative basis, pro rata tempore per business days elapsed, incurring on the Unit Face Value from the Date of Issuance up to the maturity date; (l) Proof of Limit: The 4th Issuance does not need to observe the limits provided for in Articles 3 and 4 of CVM Instruction 134, as of November 1, 1990, as authorized in Article 1, item III of CVM Instruction 155, as of August 7, 1991; (m) Advance Maturity: Any of the following hypothesis shall be deemed events of the Promissory Notes’ advance maturity: (i) advance maturity or delinquency, by the

CPFL ENERGIA S.A.

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 35 300 186 133

Company or by any of its subsidiaries, of any financial obligations to which they are subject, in the domestic or international market, in an individual or added amount higher than fifty million reais (R$50,000,000.00), except in case the Company or any of its subsidiaries, depending on the case, by means of any applicable legal or arbitration process, disputes and avoids the formalization of said advance maturity or delinquency, without having to guarantee in court cash or other assets in an amount corresponding to the aforementioned; (ii) changes in the Company's direct or indirect control, as existing on the date of the execution of the Agreement for the Public Distribution, on a Standby Underwriting Transaction Basis, of the 4th Issuance of the Company’s Promissory Notes (“Distribution Agreement”), without prior approval by the holders of Promissory Notes gathered in a meeting called specially for that purpose, except for the operation of change in the Company’s direct of indirect control, after which at least two of the following shareholders, Votorantim Energia S.A., Camargo Corrêa Energia S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Shareholders”) keep the majority of the Shares Bound to the Control Block (as defined in said instrument), individually or collectively, pursuant to the Company’s Shareholder’ Agreement, effective on the date hereof; (iii) liquidation, dissolution, spin-off, merger, or any form of corporate restructuring of the Company, except if after the conclusion of said operation at least two of the Shareholders keep the majority of the Shares Bound to the Control Block, individually or collectively, pursuant to the Company’s Shareholder’ Agreement, effective on the date hereof; (iv) decrease in the Company’s capital stock, after the date of registration of the Issuance at CVM, without there being a prior agreement by the holders of the Promissory Notes, pursuant to Article 174 of the Brazilian Corporation Law; (v) proposal by the Company, or by any of its subsidiaries, to any creditor or class of creditors, of a plan for a procedure involving protection from creditors, regardless of whether or not a legal ratification of said plan was required or granted; request by the Company or by any of its subsidiaries of protection from creditors, regardless of acceptance of the process of protection from creditors or its

CPFL ENERGIA S.A.

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 35 300 186 133

granting by the proper judge; or, still, petition for self-declared bankruptcy by the Company; (vi) legitimate protest of bills against the Company, in the domestic or international market, in an individual or added amount higher than fifty million reais (R$50,000,000.00), except if, within thirty (30) calendar days counting from said protest, the Company validly proves that (1) the protest occurred by third parties’ error or bad faith; (2) the protest was cancelled, or still, (3) guarantees were tendered in court; (vii) non-compliance by the Company with any non-monetary obligation provided for in the Distribution Agreement not remedied within thirty (30) calendar days, counting from the date when the Company receives, in writing, a notice sent to it by any of the holders of Promissory Notes; (viii) petition for bankruptcy filed by third parties against the Company and not duly suppressed by the Company within thirty (30) calendar days; (ix) non-payment, by the Company, of the monetary obligations owed to holders of the Promissory Notes, on the dates provided for in the Distribution Agreement, not remedied within two (2) business days, counting from the date of the original maturity; and (n) Delegation of Powers to the Company’s Board of Executive Officers: the Company’s Board of Executive Officers is authorized to (i) hire one or more financial institutions authorized to operate in the capital market for the public distribution of the Promissory Notes, (ii) hire the Issuance’s service providers, such as the agent bank, custodian, and legal advisors, among others, and (iii) execute all the documents and practice all the acts required for the accomplishment of the Issuance, including the Promissory Notes.

(ii) TO APPROVE, pursuant to item (h) of Article 18 of the Company’s Bylaws, the hiring of one of more financial institutions authorized to operate in the capital market, with specific powers of attorney to structure a possible public distribution of debentures, in the total amount of up to four hundred and fifty million reais (R$450,000,000.00), by the Company; and

CPFL ENERGIA S.A.

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 35 300 186 133

(iii) TO APPROVE, pursuant to item (q) of Article 18 of the Company’s Bylaws, the transferring of funds originating from the aforementioned Issuance of Promissory Notes and/or Issuance of Debentures to the subsidiary Perácio Participações S.A. (“Perácio”) as Advance for Future Capital Increase (“AFCI”), aiming at the acquisition of shares issued by CMS Electric & Gas, L.L.C. (“CMS”), representing 100% CMS Energy Brasil S.A.’s capital stock.

6. CLOSURE: Nothing else to be discussed, the meeting was adjourned to draw up these present minutes, which were read, approved and signed by the attending Board Members and by the Presiding Board Secretary. São Paulo, May 16, 2007. (signed) Luiz Anibal de Lima Fernandes, Cecília Mendes Garcez Siqueira; Francisco Caprino Neto; Otávio Carneiro de Rezende; Milton Luciano dos Santos; Martin Roberto Glogwsky; Ana Dolores Moura C. de Novaes; and Gisélia Silva – Secretary.

This present instrument is a free English translation of the Minutes drawn up in the
Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.